Exhibit 99.1

NQ Mobile Inc. Enters into Definitive Agreements to complete the FL Mobile Divestment and for the Sale of Showself’s Live Social Video Business

BEIJING, March 30, 2017 — NQ Mobile Inc. (“NQ Mobile” or the “Company”), a leading global provider of mobile Internet services, today announced that the Company had entered into definitive agreements (the “Agreements”) with Tongfang Investment Fund Series SPC (the “Investor”), an affiliate of Tsinghua Tongfang. Pursuant to the terms of the Agreements, the Investor will acquire (i) 63% equity interests in FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”), being all of the equity interests beneficially owned by the Company, for a cash consideration of RMB2,520 million, valuing the entire FL Mobile business at RMB4 billion and (ii) 65% equity interests in Beijing Showself Technology Co., Ltd (“Beijing Showself”), a live social video business, being all of the equity interests beneficially owned by the Company, for a cash consideration of RMB800 million, valuing the entire Beijing Showself live social video business at RMB1,230 million (together, the “Transactions”).

The Investor will pay RMB150 million in cash as the non-refundable earnest money which will be counted towards the payment of the purchase price. The Investor will pay the remaining amount of the total consideration on or before May 31, 2017 after the Company delivers all of its equity interests in FL Mobile and Beijing Showself.

In addition to purchasing FL Mobile and Beijing Showself, within three months after the date of the full payment of the purchase price for the 63% equity interests in FL Mobile, the Investor has an option to subscribe for US$100 million value of class A common shares of the Company at the price of US$1.05 per share, or US$5.25 per ADS. The Company also announced that, the proposed investment of US$101 million from management as announced in a press release on March 29, 2016 is now expected to take place within 3 months following the consummation of the sale of FL Mobile under the Transactions.

Dr. Vincent Wenyong Shi, the chairman and chief operating officer of the Company, has equity interest in FL Mobile and will continue to participate with the Investor in the future. The Transactions and the execution of the Agreements have been approved by the board of directors of the Company and its audit committee. The consummation of the Transactions are subject to customary closing conditions.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

Phone: +86 10 6452 2017

Twitter: @NQMobileIR

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